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                                                                       EXHIBIT 8





                               November 3, 1997



Mr. Donald W. Brinckman
Chairman & Chief Executive Officer
Safety-Kleen Corp.
900 North Randall Road
Elgin, Illinois
USA 60123

Dear Mr. Brinckman:

     I am writing to you in my capacity as Chairman of Laidlaw Environmental Services, Inc. Since your August 8th announcement that you would explore strategic alternative to enhance shareholder value, we have sought unsuccessfully, directly through phone calls to you and indirectly through your advisors, to meet with you to pursue the combination of our companies. Six weeks ago, at the request of your financial advisor, we submitted a preliminary merger proposal to which you have yet to respond. Needless to say, we are frustrated by your continuing unwillingness to engage in constructive dialogue.

     As you are aware, your advisors have insisted that we sign an agreement that would permit us to propose strategic alternatives that maximize value for your shareholders only if you "shall have requested in writing in advance the submission of such proposal". We have made clear on numerous occasions our willingness to sign a confidentiality agreement that protects nonpublic information you choose to share with us. In light of our experience to date, however, we will not sign any agreement that does not ensure that your shareholders have the opportunity to consider our offer and to maximize the value of their stock.

     In response to your continuing unwillingness to meet or commence discussions with us in a meaningful way, our Board of Directors today authorized and directed senior management of Laidlaw Environmental Services, Inc. to pursue the acquisition of Safety-Kleen Corp. We have executed commitment letters with the Toronto-Dominion Bank to provide all the necessary financing for this acquisition. We have engaged Bear Stearns & Co., Inc. and Raymond James and Associates Inc. to serve as our financial advisors and Katten Muchin and Zavis to serve as our legal counsel.

     Our offer for each share of Safety-Kleen Corp. is a combination of $14.00 in cash and 2.4 common shares of Laidlaw Environmental Services, Inc. stock. This represents approximately an 18.2% premium to Safety-Kleen's closing price on Friday and a 46% premium to Safety-Kleen's trading price prior to your August 8th announcement. Please note that our offer is not subject to due diligence or a financing contingency. We have fully committed financing sufficient to complete the combination. We believe our offer represents
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a full and fair price based on the publicly available information we have reviewed. However, should you be willing to meet with us, we are prepared to consider any additional information you may wish to provide that demonstrates that a higher valuation is warranted. We continue to prefer a negotiated transaction.

     Together our companies can create greater shareholder value than can either of us alone. We estimate annual cost savings and synergy's will exceed $90 million. We believe the stock market will embrace this transaction and will reward the combined company with enhanced stock performance. Our offer ensures your shareholders participate in this exciting future.

     We believe it is in the best interests of our companies to proceed immediately to negotiate a definitive agreement, containing customary public company terms and conditions, and to consummate a transaction by year-end. Given the importance we place on this combination, we are prepared to commit the resources necessary to see its timely completion. We and our advisors would be pleased to meet you and your advisors in Chicago either later today or tomorrow to complete the necessary papers.

     In recognition of the strategic nature and compelling financial benefits of our proposed combination to your shareholders and our willingness to consider modifications to our offer as warranted, we expect you not to enter into any binding merger or similar agreement with any other party without first exploring with us the full merits of combining our two companies.

     Our Board of Directors unanimously supports this merger. We trust you and the other members of Safety-Kleen's Board of Directors will consider the best interests of Safety-Kleen's shareholders and will agree to meet with us promptly to achieve a mutually-beneficial transaction.

     We look forward to hearing from you later today.

                                                Sincerely,


                                                /s/James R. Bullock
                                                James R. Bullock, Chairman

cc:  Safety-Kleen, Board of Directors
     Laidlaw Environmental Services, Inc., Board of Directors
     Douglas T. Lake, Bear Stearns & Co. Inc.
     David E. Thomas, Jr., Raymond James & Associates Inc.
     Herbert S. Wander, Katten Muchin & Zavis
     William Blair & Company, LLC